UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 October 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director Declaration

CRH plc

5th October 2018

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following:

(a)        in the last five years Ms. Mary Rhinehart, who joined the Board on 1st October 2018, has been a director of the following publicly quoted companies:

Current:

-

Past:

Ply Gem Holdings, Inc.
CoBiz Financial, Inc.

(b)        in the last five years Ms. Siobhan Talbot, who will join the Board on 1st December 2018, has been a director of the following publicly quoted company:

Current:

Glanbia plc

Past:

-

(c)        there are no details requiring disclosure in respect of the appointments of Ms. Rhinehart or Ms. Talbot under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 05 October 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary